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                             October 17, 2023

       Peter Thawnghmung
       Chief Executive Officer
       Yo-Health Inc.
       990 Gerry Avenue
       Lido Beach, NY 11561

                                                        Re: Yo-Health Inc.
                                                            Form 8-K 4.02 filed
October 13, 2023
                                                            File No. 000-56521

       Dear Peter Thawnghmung:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K 4.02 filed October 13, 2023

       General

   1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in
the absence of an audit committee, or authorized officer or officers, discussed with the
registrant   s independent accountant the matters disclosed in the filing pursuant to Item
4.02(a)(3). Please note that you must respond in writing to the comment in this letter.
Merely filing an amendment to your Form 8-K is not an adequate response.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Charles Eastman at (202) 551-3794 or Jean Yu at
(202) 551-3305 with any
       questions.
 Peter Thawnghmung
Yo-Health Inc.
October 17, 2023
Page 2


FirstName LastNamePeter Thawnghmung   Sincerely,
Comapany NameYo-Health Inc.
                                      Division of Corporation Finance
October 17, 2023 Page 2               Office of Manufacturing
FirstName LastName